

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-25248

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 31 2003 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/02 (MM/DD/YY) AND ENDING 01/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hakman & Company, Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 Bayshore Hwy., Suite 720
(No. and Street)

Burlingame,	CA	94010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

F. David Carr — (650) 348-1700 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELWOOD·ESPINA·FERRELL LLP
(Name — *if individual, state last, first, middle name*)

100 No. El Camino Real,	San Mateo,	CA	94401
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 24 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, F. David Carr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hakman & Company, Incorporated, as of January 31, 19 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME THIS 25th DAY OF March 2003

NOTARY PUBLIC

Notary Public

Signature

Executive Vice President

Title


CAROLINE D'AQUINO
Commission # 1320939
Notary Public - California
San Mateo County
My Comm. Expires Sep 15, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . .	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT
(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: Hakman & Company, Incorporated [13]

SEC FILE NO.: 8-25248 [14]

FIRM I.D. NO.: 2N-08148-C1 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1350 Bayshore Hwy., Suite 720 [20]
(No. and Street)

Burlingame, [21] CA [22] 94010 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 02/01/02 [24]

AND ENDING (MM/DD/YY): 01/31/03 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: F. David Carr [30]

(Area Code)—Telephone No.: (650) 348-1700 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32] [34] [36] [38]

OFFICIAL USE: [33] [35] [37] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25th day of March ~~19~~ 2003.

Manual signatures of:

1) F. David Carr
Principal Executive Officer or Managing Partner

2) F. David Carr
Principal Financial Officer or Partner

3) F. David Carr
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

ELWOOD•ESPINA•FERRELL LLP [70]

ADDRESS

100 No. El Camino Real [71]	San Mateo [72]	CA [73]	94401 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- ☒ Certified Public Accountant [75]
- ☐ Public Accountant [76]
- ☐ Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
[50]	[51]	[52]	[53]



ELWOOD • ESPINA • FERRELL LLP
Certified Public Accountants

Hakman & Company, Incorporated

Independent Auditors' Report

To the Board of Directors and Shareholder of
Hakman & Company, Incorporated:

We have audited the financial statements of Hakman & Company, Incorporated as of January 31, 2003, and for the year then ended, and have reported thereon without qualification in our Independent Auditors' Report dated February 18, 2003. In accordance with auditing standards generally accepted in the United States of America, and as discussed in our engagement letter dated November 14, 2002, we reviewed the company's system of internal accounting controls to the extent we deemed necessary in establishing the scope of our examination. Although such a review does not necessarily cover all aspects of internal accounting controls and might not detect all weaknesses in the company's system, our review did not disclose any material inadequacies.

Elwood, Espina-Ferrell, LLP

February 18, 2003

100 No. El Camino Real • San Mateo CA 94401-2705 • Telephone 650.579.7200 • Facsimile 650.579.1041 • www.eefcpa.com



ELWOOD • ESPINA • FERRELL LLP
Certified Public Accountants

Hakman & Company, Incorporated

Independent Auditors' Report

To the Board of Directors and Shareholder of
Hakman & Company, Incorporated:

We have audited the accompanying statement of financial condition of Hakman & Company, Incorporated (a California corporation) as of January 31, 2003, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hakman & Company, Incorporated as of January 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 to 3 inclusive is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elwood · Espina · Ferrell, LLP

February 18, 2003

100 No. El Camino Real • San Mateo CA 94401-2705 • Telephone 650.579.7200 • Facsimile 650.579.1041 • www.eefcpa.com

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 01-31-03 [99]
SEC FILE NO. 8-25248 [98]
Consolidated [198]
Unconsolidated X [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 87,456	200			$ 87,456	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	48,824	424				
E. Spot commodities		430			48,824	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	6,357	735	6,357	930
12. TOTAL ASSETS	$ 136,280	540	$ 6,357	740	$ 142,637	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated as of 01/31/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value:				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	19,941	1205		1385	19,941	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ ___ [970]						
2. Includes equity subordination (15c3-1(d)) of.... $ ___ [980]						
B. Securities borrowings, at market value from outsiders $ ___ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $ ___ [1000]						
2. Includes equity subordination (15c3-1(d)) of.... $ ___ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 19,941	1230	$	1450	$ 19,941	1760

Ownership Equity				
21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$ (	1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock 100,000 shares authorized; 1,266 shares outstanding			22,988	1792
C. Additional paid-in capital				1793
D. Retained earnings			99,708	1794
E. Total			122,696	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 122,696	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 142,637	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated

For the period (MMDDYY) from 02/01/02 [3932] to 01/31/03 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions	103	3939
d. Total securities commissions	103	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	166,225	3995
9. Total revenue	$ 166,328	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$ 5,224	4120
11. Other employee compensation and benefits		16,339	4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		20	4195
15. Other expenses		80,179	4100
16. Total expenses		$ 101,762	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 64,566	4210
18. Provision for Federal income taxes (for parent only) and California		15,600	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
22. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 48,966	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated

For the period (MMDDYY) from 02/01/02 to 01/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 73,730	4240
A. Net income (loss)			48,966	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 122,696	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

Hakman & Company, Incorporated

Statement of Cash Flows

Year ended January 31, 2003	
Operating activities:	
Net income	$ 48,966
Adjustments to reconcile net income to net cash provided by operating activities-	
Depreciation	32
Changes in operating assets and liabilities-	
Increase in prepaid expenses	(2,657)
Increase in accounts payable	5,000
Increase in accrued expenses	41
Increase in income taxes payable	14,800
Net cash provided by operating activities	66,182
Cash and cash equivalents, beginning of year	70,098
Cash and cash equivalents, end of year	$ 136,280

Supplemental disclosure of cash flow information -

Cash paid during the year for income taxes	$ 800

The accompanying notes are an integral part of this statement.



FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated as of 01/31/03

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 122,696	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			122,696	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 122,696	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 6,357	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities— proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(6,357)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 116,339	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	976	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(976)	3740
10. Net Capital			$ 115,363	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated as of 01/31/03

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line	Description	Amount	Code
11.	Minimum net capital required (6⅔% of line 19)	$ 1,329	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 110,363	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 113,369	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description	Sub-amount	Code	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 19,941	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 19,941	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)			% 17.29%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% 17.29%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B N/A

Line	Description	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess capital (line 10 less 24)	$	3910
26.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Hakman & Company, Incorporated

Reconciliation of Computation of Net Capital

January 31, 2003

Line No.		Net Capital Computation Audited	Net Capital Computation Unaudited	Audited Over/(Under)
1	Total ownership equity	$ 122,696	$ 122,696	$ -
6A	Nonallowable assets	(6,357)	(6,357)	-
16	A. I. Liabilities	19,941	19,941	-
		$ 136,280	$ 136,280	$ -



FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Hakman & Company, Incorporated as of 01/31/03

Exemptive Provision Under Rule 15c3-3

25. If an excemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   A. (k) (1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   B. (k) (2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   C. (k) (2) (B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis
   Name of clearing firm Van Kasper & Co., Inc. [4335] .... X [4570]
   D. (k) (3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645

Total $ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals



ELWOOD • ESPINA • FERRELL LLP
Certified Public Accountants

Hakman & Company, Incorporated

Independent Auditors' Report

To the Board of Directors and Shareholder of
Hakman & Company, Incorporated:

We have audited the financial statements of Hakman & Company, Incorporated as of January 31, 2003 and have reported thereon without qualification in our report dated February 18, 2003. We have also made an examination to determine if the company paid the appropriate general assessment for the period from February 1, 2002 through January 31, 2003, in accordance with applicable instructions and forms provided by the Securities Investor Protection Corporation, and included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

The company submitted only one General Assessment Payment Form (SPIPC-4) during this year, which represented the period from February 1, 2002 through January 31, 2003. This form showed a General Assessment of $150. We have also determined that a General Assessment of only $150 was payable for the year ended January 31, 2003.

In our opinion, Hakman & Company, Incorporated has paid all amounts due the Securities Investor Protection Corporation for the year ended January 31, 2003.

Elwood · Espina · Ferrell, LLP

February 18, 2003

100 No. El Camino Real • San Mateo CA 94401-2705 • Telephone 650.579.7200 • Facsimile 650.579.1041 • www.eefcpa.com

Hakman & Company, Incorporated

Notes to Financial Statements

Year ended January 31, 2003

1. Nature of Business and Significant Accounting Policies

Organization -- Hakman & Company, Incorporated ("company") was incorporated on June 17, 1980 and subsequently registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The company is engaged primarily in assisting in the private placement of securities and the sales of limited partnership interests for which it receives commissions.

The company is owned by Hakman Capital Corporation ("HCC").

Method of Accounting -- The accompanying financial statements have been prepared on the accrual basis of accounting, whereas the tax returns are filed on the cash basis.

Cash Equivalents -- For purposes of the statements of cash flows, cash equivalents represent all highly liquid debt instruments with original maturities of three months or less. Cash equivalents are included in other securities on the accompanying statement of financial condition.

Depreciation -- The company uses accelerated methods of depreciation over useful lives of seven years for furniture and fixtures.

Investment -- The company purchased warrants for $3,300 to purchase 300 shares of common stock of the NASDAQ Stock Market, Inc. These warrants are carried at cost, which approximates market value.

Income Taxes -- Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related primarily to differences between the basis of furniture and fixtures for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.



Deferred taxes are also recognized for operating losses that are available to offset future taxable income.

Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related Party Transactions

The company reimbursed HCC for certain overhead expenses amounting to $12,000 for the year ended January 31, 2003, which is included in other expenses on the accompanying statement of income (loss).

For the year ended January 31, 2003, the company paid commissions of $25,303 to F. David Carr ("FDC") and $10,201 to Hawthorn Health Partners, Inc. ("HHP"). FDC is an officer of the company. HHP is 15% owned by J. David Hakman, an officer of the company and an 80% owner of HCC. These amounts are included in other expenses on the accompanying statement of income (loss).

3. Taxes on Income

The provision for taxes on income for the year ended January 31, 2003 consisted of the following:

	Federal	State	Total
Currently payable	$ 9,890	$ 5,710	$ 15,600
Deferred taxes	-	-	-
Total	$ 9,890	$ 5,710	$ 15,600

The provision for taxes on income differs from the amount that would be obtained by applying federal statutory rates to income before income taxes because no tax benefit has been provided for non-deductible expenses, the company is subject to state income taxes, and the separate calculations of the current and deferred provisions each consider the effect of graduated rates.



Deferred tax liabilities recognized for taxable temporary differences total $100 for January 31, 2003. Deferred tax assets recognized for deductible temporary differences and loss carryforwards total $400 for January 31, 2003. Deferred tax assets and liabilities are individually classified as current and noncurrent based on their characteristics.

At January 31, 2003, there is a California net operating loss carryforward of approximately $6,000 which begins to expire in 2005.

